Christopher J. Holding

Executive Vice President and Chief Financial Officer

May 2, 2016

CORRESPONDENCE FILING VIA EDGAR

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Terence O’Brien, Accounting Branch Chief Office of
Manufacturing and Construction
Tracey Houser, Staff Accountant
Jeanne Baker, Assistant Chief Accountant

Re:	TimkenSteel Corporation
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 29, 2016
Response Dated April 8, 2016
File No. 1-36313

Ladies and Gentlemen:

TimkenSteel Corporation, an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 20, 2016 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 filed on February 29, 2016.

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

TimkenSteel Corporation

1835 Dueber Avenue S.W., Canton, OH 44706

T 330.471.3921   F 330.471.4041

chris.holding@timkensteel.com

Item 1. Business, page 2

1.	As previously requested in comment 1 in our letter dated March 30, 2016, please provide investors with a more descriptive discussion of the organizational changes made that resulted in a realignment of your reportable segments from two to one, what your business strategy is, and how the changes in your organization better support your business strategy. As part of your discussion, please provide investors with an explanation as to why your CODM has decided it is better to manage the performance and resource allocation of your business on a whole rather than based on two operating segments.

Response:

We note the Staff’s comment and intend to provide the following disclosure in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 (the “First Quarter 10-Q”), which we expect to file on or before May 10, 2016:

TimkenSteel manufactures alloy steel, as well as carbon and micro-alloy steel, with an annual melt capacity of approximately two million tons. TimkenSteel’s portfolio includes special bar quality steel (SBQ), seamless mechanical tubes (tubes) and value-add solutions, such as precision steel components. In addition, TimkenSteel supplies machining and thermal treatment services, as well as manages raw material recycling programs, which are used as a feeder system for the Company’s melt operations. The Company’s product and services are used in a diverse range of demanding applications in the following market sectors: oil & gas; automotive; industrial equipment; mining; construction; rail; aerospace and defense; heavy truck; agriculture; and power generation.

The SBQ bars and tube production process occurs out of the Company’s Canton, Ohio manufacturing location. This location accounts for all of the SBQ bars and seamless mechanical tubes the Company produces and includes three manufacturing facilities: the Faircrest, Harrison, and Gambrinus facilities. TimkenSteel’s value-add solutions production process occurs out of three downstream manufacturing facilities: the TimkenSteel Material Services, Tryon Peak, and St. Clair facilities. Many of the production processes are integrated, and the manufacturing facilities produce products that are sold in all of the Company’s market sectors. As a result, investments in our facilities and resource allocation decisions affecting the Company’s operations are designed to benefit the overall business of the Company, not any specific aspect of the business.

Effective January 1, 2016, TimkenSteel eliminated its segment reporting as a result of organizational changes made in the fourth quarter of 2015, in addition to the integrated nature of our business as described above. These organizational changes were made to better align resources to support the business strategy of operating in a leaner, more efficient environment.

Specifically, the Company has centralized its customer-facing activities under one leadership role and eliminated the two segment operating structure. The Company is now organized in a centralized manner based on functionality. As a result, TimkenSteel is conducting its business activities and reporting financial results in one business segment.

The presentation of financial results for one reportable segment is consistent with the way the Company operates its business under the realigned organization and is consistent with the manner in which the Chief Operating Decision Maker (CODM) evaluates performance and makes resource and operating decisions for the business as described above. Furthermore the Company notes that monitoring financial results as one reportable segment will help the CODM manage costs on a consolidated basis, consistent with the integrated nature of the operations.

Liquidity and Capital Resources, page 28

2.	We note your response to comment 5 in our letter dated March 30, 2016. It is unclear how the information provided will allow an investor to understand how management determined that the $41.9 million available under the credit facility as of December 31, 2015, is sufficient to meet your liquidity needs for at least the next twelve months. Your discussion and analysis should provide investors with the facts and circumstances specific to TimkenSteel that led management to conclude $41.9 million under the credit facility is sufficient. As previously requested, please also provide investors with a discussion and analysis of the impact to your consolidated financial statements and your business, if your liquidity needs proved to be greater than what you have available. If you believe that you will be able to obtain additional financing, please provide investors with the facts and circumstance that support your conclusion. Finally, please provide a discussion and analysis of your specific liquidity needs on a long-term basis and what specific sources are available to you to meet these needs. If you do not currently have sources available to meet your long-term liquidity needs, please provide a discussion of what management intends to do to remedy the gap in your long-term liquidity needs along with the potential consequences if management is unable to remedy the gap. Please refer to Item 303(a)(1) of Regulation S-K, Instruction 5 to Item 303(a) of Regulation S-K, and Section 501.13 of the Financial Reporting Codification for guidance.

Response:

We note the Staff’s comment and intend to provide the following disclosure in our First Quarter 10-Q, which we expect to file on or before May 10, 2016:

Liquidity and Capital Resources

During the third quarter of 2015, we projected that at December 31, 2015, we would not be in compliance with the interest coverage ratio covenant contained in our then-existing revolving credit facility, due to a steeper-than-expected drop in industrial demand driven by depressed commodity prices. Accordingly, on December 21, 2015, we amended and restated our existing revolving credit facility, effectively converting the revolving credit facility from a cash flow-based facility to an asset-based facility in order to eliminate various financial covenants that are customary in cash-flow based facilities, including the interest coverage ratio covenant. As amended in December 2015, the revolving credit facility required us to maintain (i) certain minimum availability under the revolving credit facility, including a requirement to have availability of not less than $100 million for at least one day prior to July 1, 2016, and (ii) a minimum fixed charge coverage ratio of no less than 1.0 to 1.0 for the twelve-month periods ending July 31, 2017, August 31, 2017 and September 30, 2017, and thereafter on a springing basis if minimum availability requirements were not maintained.

On February 26, 2016, we entered into Amendment No. 1 (the “Amendment”) to the Amended and Restated Credit Agreement dated as of December 21, 2015 (as amended by the Amendment, the “Amended Credit Agreement”) in order to provide more flexibility with respect to the amount and form of financing we could obtain to enhance our liquidity. The Amendment made several changes to the then-current revolving credit facility, including, among other things: eliminating the one-time $100 million liquidity requirement; revising the timing of the applicability of, and eliminating the springing component related to, the fixed charge coverage ratio; permitting certain sale and leaseback transactions; and expanding the types of additional indebtedness that we are permitted to incur.

Also, on February 26, 2016, we entered into an agreement for a sale and leaseback transaction regarding our Canton, Ohio office facilities for a purchase price of $20 million. We anticipate closing the transaction late in the second quarter of 2016.

Pursuant to the Amendment, we also reduced the size of the revolving credit facility from $300 million to $265 million given that, in the near-term, it was unlikely that we would have a borrowing base sufficient to support such availability. The Amended Credit Agreement also includes a block on availability equal to the greater of $28.9 million or 12.5% of the aggregate commitments (except that in the event of a mandatory reduction in the commitments the block on availability will be equal to the greater of $20.0 million or 12.5% of the aggregate commitments), effectively reducing the Company’s borrowing base by the availability block.

The Amended Credit Agreement has a term of five years through June 30, 2019. The following represents a summary of key liquidity measures as of March 31, 2016:

March 31, 2016
Cash and cash equivalents	$37.5
Amended Credit Agreement:
Maximum availability	$205.9
Amount borrowed	155.0
Letter of credit obligations	0.7

Availability not borrowed	50.2
Availability block	33.1

Net availability	$17.1

Total liquidity	$54.6

Our principal sources of liquidity are cash and cash equivalents, cash flows from operations and available borrowing capacity under our Amended Credit Agreement. We currently expect that our cash and cash equivalents on hand, expected cash flows from operations and funding from the sale and leaseback transaction will be sufficient to meet our liquidity needs; however, these plans rely on certain underlying assumptions and estimates that may differ from actual results. Such assumptions include improvements in operating results and cash flows driven by the restructuring and cost reduction activities taken during 2015 that streamlined our organizational structure, lowered operating costs and increased liquidity. As we continue through these challenging market conditions, prudent capital allocation tactics have also been deployed. In the fourth quarter of 2015, the Board of Directors suspended the Company’s cash dividend. Additionally, we have reduced the cash being spent on capital expenditures by 40% over 2015 levels to $45 million, in accordance with the restrictions in our Amended Credit Agreement, including the deferral of certain elements of the previously announced advanced quench-and-temper facility.

As of March 31, 2016, taking into account the foregoing, as well as our view of industrial, energy, and automotive market demands for our products, our 2016 operating plan and our long-range plan, we believe that our cash balance as of March 31, 2016 of $37.5 million, projected cash generated from operations and the sale and leaseback transaction, and borrowings available under the Amended Credit Agreement will be sufficient to satisfy our working capital needs, capital expenditures and other liquidity requirements associated with our operations, including servicing our debt obligations, for at least the next twelve months and through June 30, 2019, the maturity date of our Amended Credit Agreement.

To the extent our liquidity needs prove to be greater than expected or cash generated from operations are less than anticipated, and cash on hand or credit availability is insufficient, we would seek additional financing to provide additional liquidity. We regularly evaluate our potential access to the equity and debt capital markets as sources of liquidity and we believe that additional financing would likely be available if necessary, although we can make no assurance as to the form or terms of any such financing. We would also consider additional cost reductions and further reductions of capital expenditures. Regardless, we will continue to evaluate additional financing or may seek to refinance outstanding borrowings under the Amended Credit Agreement to provide us with additional flexibility and liquidity. Any additional financing beyond that incurred to refinance existing debt would increase our overall debt and could increase interest expense. For additional discussion regarding risk factors related to our business and our debt, see “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC.

For more details on the Amended Credit Agreement, please refer to Note 6 - “Financing Arrangements” in the Notes to the Unaudited Consolidated Financial Statements.

Cash Flows

The following table reflects the major categories of cash flows for the three months ended March 31, 2016 and 2015. For additional details, please see the Unaudited Consolidated Statements of Cash Flows contained elsewhere in this quarterly report.

	Three Months Ended March 31,
Cash Flows	2016	2015
Net cash provided by operating activities	$20.1	$14.6
Net cash used by investing activities	(8.5)	(17.7)
Net cash used by financing activities	(16.5)	(0.4)

Decrease in Cash and Cash Equivalents	($4.9)	($3.5)

Operating activities

Net cash provided by operating activities for the three months ended March 31, 2016 and 2015 was $20.1 million and $14.6 million, respectively. The $5.5 million increase was primarily the result of approximately $13 million of cash provided by a reimbursement from the postretirement plan assets for benefits previously paid by us, the receipt of a $6 million tax refund during the first quarter of 2016, and decreased cash used for accounts payable as a result of cost control initiatives, partially offset by a $21 million decrease in net income during the first quarter of 2016 as compared to the first quarter of 2015.

Investing activities

Net cash used by investing activities for the three months ended March 31, 2016 and 2015 was $8.5 million and $17.7 million, respectively. Cash used for investing activities primarily relates to capital investments in our production processes. Capital spending decreased $9.4 million due to lower spending compared to the three months ended March 31, 2015.

Our business sometimes requires capital investments to remain competitive and to ensure we can implement strategic initiatives. Our $62 million construction in progress balance as of March 31, 2016 includes: (a) $43 million relating to growth initiatives (i.e., new product offerings, additional capacity and new capabilities) and continuous improvement projects; and (b) $19 million relating primarily to routine capital costs to maintain the reliability, integrity and safety of our manufacturing equipment and facilities. We expect to incur approximately $31 million of additional costs, including approximately $18 million relating to additional growth initiatives and continuous improvement and approximately $13 million of additional costs to complete other remaining projects. These additional costs are expected to be incurred during the next one to three years.

Financing activities

Net cash used by financing activities for the three months ended March 31, 2016 was $16.5 million compared to net cash used by financing activities of $0.4 million for the three months ended March 31, 2015. The change was due to a $15 million payment made during the three months ended March 31, 2016 on the Amended Credit Agreement.

Covenant Compliance

Under the Amended Credit Agreement, we are required to comply with certain customary covenants, including covenants that limit our ability to, among other things, (i) incur or suffer to exist certain liens, (ii) make investments, (iii) incur or guaranty additional indebtedness (iv) enter into consolidations, mergers, acquisitions and sales of assets, (v) make distributions and other restricted payments, (vi) change the nature of our business, (vii) engage in transactions with affiliates and (viii) enter into restrictive agreements, including agreements that restrict the ability to incur liens or make distributions. Further, the Amended Credit Agreement contains financial covenants that (i) limit the amount of capital expenditures we may make to $45 million in fiscal year 2016 and $50 million in fiscal years thereafter and (ii) require the Company to maintain a minimum specified fixed charge coverage ratio for the year-to-date periods ending June 30, 2017, July 31, 2017 and August 31, 2017. The fixed charge coverage ratio is the ratio of EBITDA to fixed charges. Fixed charges include, among other things, cash interest, scheduled principal payments, cash taxes, dividends and capital lease obligation payments. As of March 31, 2016, we anticipate that EBITDA will need to be approximately $10 million in the first half of 2017 in order to comply with the fixed charge coverage ratio covenant as of June 30, 2017, and we believe that our earnings will be sufficient to meet this covenant throughout the term of the Amended Credit Agreement.

We expect to remain in compliance with our debt covenants for at least the next twelve months. If at any time we expect that we will be unable to meet the covenants under the Amended Credit Agreement, we would seek to further amend the Amended Credit Agreement to be in compliance and avoid a default or pursue other alternatives, such as additional financing. If, contrary to our expectations, we were unable to amend the terms of our Amended Credit Agreement to remain in compliance or refinance the debt under the Amended Credit Agreement, we would experience an event of default and all outstanding debt under the revolving credit facility would be subject to acceleration and may become immediately due and payable.

For additional discussion regarding risk factors related to our business and our debt, see “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC.

3.	We note the information you provided in response to comment 6 in our letter dated March 30, 2016, which you noted would be the basis for enhanced disclosures in your next periodic report. Please expand your intended future disclosures regarding the credit facility and the amendments to also address:

•	Specifically when you began to expect that you may not be able to satisfy the interest coverage ratio covenant and why.

•	Why the credit facility was converted from a cash flow-based facility to an asset-based facility with the December 21, 2015 amendment.

•	The impact of the significant decline in the availability under your credit facility from $41.9 million to $8.8 million on your conclusion that you will meet your liquidity needs for the next 12 months.

•	The impact to your business and consolidated financial statements if you are unable to obtain any additional amendments to your credit facility that causes you to be in default of your obligations.

Please refer to Item 303(a)(1) of Regulation S-K, Instruction 5 to Item 303(a) of Regulation S-K, and Section 501.13 of the Financial Reporting Codification for guidance.

Response:

We note the Staff’s comment and intend to provide disclosure to address this comment in our First Quarter 10-Q, which we expect to file on or before May 10, 2016. Please refer to the Company’s response to the Staff’s comment #2 above for the disclosure that the Company intends to include in its First Quarter 10-Q to address this comment.

*        *        *

In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (330) 471-3921.

Very truly yours,

/s/ Christopher J. Holding

Christopher J. Holding

Executive Vice President and

Chief Financial Officer